Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	Phone:	(48 76) 747 88 74
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76)747 82 05
E-mail:			
Date:	14 June 2006	Sheets:	2


06014637

Current report 32/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 2 June 2006 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX, Economic, of the National Court of Registrations by the company "Zagłębie" Lubin Sportowa Spółka Akcyjna with its registered head office in Lubin (prior to the registration KGHM Polska Miedź S.A. owned 41% of the share capital of "Zagłębie" Lubin SSA). The share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna was increased by PLN 9 560 thousand through the creation of 9 560 shares having a face value of PLN 1000 each.

All of the new shares were acquired by KGHM Polska Miedź S.A. at their face value, i.e. PLN 1000 each. These shares were paid for by a cash payment. The shares acquired represent 64.80% of the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna and grant the right to the same number of votes. The carrying value of these assets in the accounts of KGHM Polska Miedź S.A. is PLN 9 560 thousand.

Currently the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna amounts to PLN 14 753 thousand and is divided into PLN 14 753 shares of PLN 1000 each. The total number of votes arising from all created shares after registration of this change in share capital is 14 753.

Following registration of the change in the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna, the share of KGHM Polska Miedź S.A. Group entities in the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna is as follows:

- PHP "Mercus"-Sp. z o.o. owns 2 000 shares, representing 13.56 % of the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna and granting the right to the same number of votes at the General Meeting.

- KGHM Polska Miedź S.A. owns 11 689 shares, representing 79.23% of the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna and granting the right to the same number of votes at the General Meeting.

These assets were acquired using the internal funds of KGHM Polska Miedź S.A.

The assets acquired are of a long-term, equity investment nature.

The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. exceeds 20% of the share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna.

Legal basis: § 5 sec. 1 points 1 and 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU



Ireneusz Reszczyński

I WICEPREZES ZARZĄDU



Maksymilian Bylicki

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 82 05*
E-mail:			
Date:	14 June 2006	*No of sheets:*	*1*

Current report 33/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 14 June 2006 the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. designated PLN 2 000 000 000.00 as a shareholders dividend, representing PLN 10.00 per share.
The General Shareholders Meeting established the following dividend-related dates:
- right to dividend date: 7 July 2006,
- dividend payment date: 2 August 2006.

Legal basis: § 39 sec. 1 point 7 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

I WICEPREZES ZARZĄDU
Maksymilian Bylicki

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 82 05*
E-mail:			
Date:	14 June 2006	*No of sheets:*	*10*

Current report 34/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides the complete wording of the resolutions passed by the Ordinary General Shareholders Meeting on 14 June 2006, being the continuation of the Meeting following a break ordered on 31 May 2006 (the Company published the resolutions passed on 31 May 2006 in current report nr 28/2006 dated 31 May 2006):

Resolution Nr 4/2006
regarding approval of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. for the financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in the financial year 2005.

II. This resolution comes into force on the date it is taken."

Resolution Nr 5/2006
regarding approval of the Financial Statements of the Company for the financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM

Polska Miedź S.A., with due regard being given to the results of the evaluation carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Financial Statements of KGHM Polska Miedź S.A. for the financial year 2005, consisting of:

- the introduction to the financial statements,

- the balance sheet as at 31 December 2005, which shows total assets and liabilities of PLN 10 977 253 756.41 [PLN 10 977 254 thousand] or ten billion, nine hundred seventy-seven million, two hundred fifty-three thousand, seven hundred fifty-six and forty-one one-hundredths PLN,

- the income statement for the financial year for the period 1 January to 31 December 2005, which shows a net profit of PLN 2 289 355 871.59 [PLN 2 289 356 thousand] or two billion, two hundred eighty-nine million, three hundred fifty-five thousand, eight hundred and seventy-one and fifty-nine one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2005 showing an increase in equity of PLN 877 274 001.72 [PLN 877 274 thousand] or eight hundred seventy-seven million, two hundred seventy-four thousand, one and seventy-two one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2005, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 1 321 465 441.80 [PLN 1 321 466 thousand] or one billion, three hundred twenty-one million, four hundred sixty-five thousand, four hundred forty-one and eighty one-hundredths PLN, and

- explanatory notes and additional information.

II. This resolution comes into force on the date it is taken."

Resolution Nr 6/2006
with the following wording:

„On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the proposal of the Management Board concerning distribution of profit for the financial year 2005, the General Shareholders Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for the financial year 2005 in the amount of PLN 2 289 355 871.59 [PLN 2 289 356 thousand] or two billion, two hundred eighty-

nine million, three hundred fifty-f ve thousand, eight hundred and seventy-one and fifty-nine one-hundredths PLN, shall be distributed in the following manner:

- to shareholders dividends PLN 2 000 000 000.00, representing PLN 10.00 per share,
- to the Social Fund PLN 50 000 000.00,
to be used for the financing of housing
- to reserve capital PLN 239 355 871.59, and

II. The General Shareholders Meeting hereby establishes the following dates:
- right to dividend date: 7 July 2006,
- dividend payment date: 2 August 2006.

III. This resolution comes into force on the date it is taken."

Resolution Nr 13/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Józef Czyczerski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 14/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Leszek Hajdacki, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 15/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Tadeusz Janusz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 16/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Maciej Kruk, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 17/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Ryszard Kurek, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 18/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Janusz Maciejewicz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 15 June 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 19/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jerzy Markowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 15 June 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 20/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Elżbieta Niebisz, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled her duties in a proper manner in the financial year 2005 (during the period in which she fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 21/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jan Rymarczyk, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 22/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Krzysztof Szamałek, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 15 June 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 23/2006
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2005, with the following wording:

„On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and §29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Wierzbowski, member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2005 (during the period in which he fulfilled this function from 1 January 2005 to 31 December 2005).

II. This resolution comes into force on the date it is taken."

Resolution Nr 24/2006
regarding approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2005, with the following wording:
„On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., and with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activ ties of the KGHM Polska Miedź S.A. Group in the financial year 2005.

II. This resolution comes into force on the date it is taken."

Resolution Nr 25/2006
regarding approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financia year 2005, with the following wording:

„On the basis of art. 395 §5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Statements, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financial year 2005, consisting of:

- the consolidated balance sheet as at 31 December 2005, which shows total assets and liabilities of PLN 11 101 951 thousand, or eleven billion, one hundred and one million, nine hundred and fifty-one thousand PLN,

- the consolidated income statement for the financial year for the period from 1 January 2005 to 31 December 2005, showing a net profit of PLN 2 107 770 thousand, or two billion, one hundred and seven million, seven hundred and seventy thousand PLN, of which attributable to shareholders of the Parent Entity PLN 2 106 085 thousand, or two billion, one hundred and six million, eighty-five thousand PLN,

- the statement of changes in consolidated equity for the period from 1 January 2005 to 31 December 2005, showing an increase of equity in the amount of PLN 701 370 thousand, or seven hundred and one million, three hundred and seventy thousand PLN, and equity at 31 December 2005 in the amount of PLN 6 357 321 thousand, or six billion three hundred fifty-seven million, three hundred and twenty-one thousand PLN,

- the consolidated cash flow statement for the period from 1 January 2005 to 31 December 2005 showing net cash flow – an increase of PLN 1 353 619 thousand, or one billion, three hundred fifty-three million, six hundred and nineteen thousand PLN, cash and cash equivalents at 31 December 2005 in the amount of PLN 1 878 321 thousand, or one billion, eight hundred seventy-eight million, three hundred and twenty-one thousand PLN, and

- notes to the consolidated financial statements.

II. This resolution comes into force on the date it is taken."

Resolution Nr 26/2006
regarding keeping of the accounts and drawing up of the financial statements of the Company in accordance with accounting principles set forth in International Accounting Standards and International Financial Reporting Standards (IAS), with the following wording:

„On the basis of art. 45 section 1c of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes), the following is resolved:

I. After reviewing the proposal of the Management Board, the General Shareholders Meeting of KGHM Polska Miedź S.A. hereby expresses its consent to keep the accounts and to draw up the financial statements of the Company in accordance with the principles set forth in International Accounting Standards and International Financial Reporting Standards (IAS), beginning from 1 January 2007.

II. This resolution comes into force on the date it is taken."

Resolution Nr 27/2006
regarding changes to the Statutes of the Company, with the following wording:

„On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 section 1 point 5 of the Statutes of KGHM Polska Miedź S.A., the General Shareholders Meeting resolves the following changes to the Statutes of the Company:

I. In § 14 sec. 1 is given the following wording:
„1. Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, or one member of the Management Board acting with a proxy authorised by the Management Board within the bounds of authority set by the Management Board, are authorised to submit declarations of will on behalf of the Company."

II. In § 17 sec. 2 is given the following wording:
„2. The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board and chair them. In case of the expiry of the mandate of the Chairman of the Supervisory Board, the said Chairman shall convene and open the following meeting and shall chair the meeting until a new Chairman is elected. If this is not possible, the above-mentioned responsibilities of the Chairman shall be fulfilled by the Deputy Chairman of the Supervisory Board until the election of a Chairman at the next meeting. Should it also not possible for meetings of the Supervisory Board to be convened and opened by the Deputy Chairman of the Supervisory Board, the Management Board shall extend invitations to all of the members of the Supervisory Board for a meeting of the Supervisory Board to be held under an altered composition, indicating the time and place of the meeting and the proposed agenda".

III. In § 18 sec. 2 is given the following wording:

„2. The Chairman of the Supervisory Board or his deputy shall also be obliged to convene a meeting of the Supervisory Board on the written request of either the Management Board or of a member of the Supervisory Board.Meetings should take place within two weeks of the request containing the proposed agenda being received by the Chairman."

IV. In § 19 sec. 2 is given the following wording:
„2. The Supervisory Board shall adopt resolutions by an absolute majority of votes in the presence of at least one-half of the members of the Supervisory Board".

V. In § 20 sec. 2 point 13 a) is given the following wording:
„a) the purchase and sale of real estate, of perpetual usufruct or of a stake in real estate (this does not require a resolution of the General Meeting),".

VI. § 20 sec. 2 point 13 g) and point 15 are added, with the following wording:
„g) the establishment and liquidation of foundations",
„15) expressing an opinion on investments by the Company in tangible assets, which meet one of the following conditions:
a) investments having a value of more than 10% of the budget for expenditures on investments in tangible assets of the Company for a given financial year,
b) investments of more than 5% of the budget for expenditures on investments in tangible assets of the Company for a given financial year, if the investment does not meet the criteria for planned effectiveness in comparison to the accepted rate of return on equity in the Company".

VII. This resolution comes into force on the date it is taken, with effect from the date of registration by the National Court of Registration."

The General Shareholders Meeting did not pass resolution nr 7 regarding granting approval of the activities of Wiktor Błądek for his performance as a member of the Management Board of the Company in financial year 2005, which is the equivalent of not granting approval to his performance.

The General Shareholders Meeting did not pass resolution nr 8 regarding granting approval of the activities of Andrzej Krug for his performance as a member of the Management Board of the Company in financial year 2005, which is the equivalent of not granting approval to his performance.

The General Shareholders Meeting did not pass resolution nr 9 regarding granting approval of the activities of Robert Nowak for his performance as a member of the Management Board of the Company in financial year 2005, which is the equivalent of not granting approval to his performance.

The General Shareholders Meeting did not pass resolution nr 10 regarding granting approval of the activities of Sławomir Pakulski for his performance as a member of the Management Board of the Company in financial year 2005 (during the period in which he fulfilled this function from 23 June 2005 to 31 December 2005), which is the equivalent of not granting approval to his performance.

The General Shareholders Meeting did not pass resolution nr 11 regarding granting approval of the activities of Jarosław Andrzej Szczepek for his performance as a member of the Management Board of the Company in financial year 2005, which is the equivalent of not granting approval to his performance.

The General Shareholders Meeting did not pass resolution nr 12 regarding granting approval of the activities of Marek Szczerbiak for his performance as a member of the Management Board of the Company in financial year 2005, which is the equivalent of not granting approval to his performance.

Objections were raised to Resolution Nr 6/2006.

The Ordinary General Shareholders Meeting removed the item of the agenda related to supplementation of the composition of the Supervisory Board of KGHM Polska Miedź S.A.

Legal basis: §39, sec. 1 point 5 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)



I WICEPREZES ZARZĄDU

Maksymilian Bylicki



WICEPREZES ZARZĄDU

Ireneusz Reszczyński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2006 JUN 23 P 1:44

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	Phone:	(48 76) 747 88 74
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76)747 82 05
E-mail:			
Date:	20 June 2006	No of sheets:	1

Current report 35/2006

The Management Board of KGHM Polska Miedź S.A. hereby announces that at the Ordinary General Meeting of KGHM Polska Miedź S.A which was convened on 31 May 2006 and continued on 14 June 2006, the following shareholders held at least 5% of the number of votes at the General Meeting:

I. The number of votes represented on 31 May 2006: 117 600 451, of which:

- the State Treasury - number of votes 88 567 521 – 75.31% of the number of votes participating in the Ordinary General Meeting on 31 May 2006 and 44.28% in the total number of votes,
- Deutsche Bank Trust Company Americas - number of votes 10 595 498 – 9.01% of the number of votes participating in the Ordinary General Meeting on 31 May 2006 and 5.30% in the total number of votes,

II. The number of votes represented on 14 June 2006: 112 657 529, of which:

- the State Treasury - number of votes 88 567 521 – 78.62% of the number of votes participating in the Ordinary General Meeting continued on 14 June 2006 and 44.28% in the total number of votes,
- ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny - number of votes 5 700 000 - 5.06% of the number of votes participating in the Ordinary General Meeting continued on 14 June 2006 and 2.85% in the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Stanisław Kot

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2006 JUN 23 P 1:44

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	Phone:	(48 76) 747 88 74
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76)747 82 05
E-mail:			
Date:	20 June 2006	No of sheets:	1

Current report 36/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 19 June 2006 it received information from Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) announcing that as a result of the movements of shares of KGHM Polska Miedź S.A., Deutsche Bank Trust Company Americas has reduced its commitment in the Company to below 5% of the share capital of the Company, and currently owns 9 719 504 of the shares of KGHM Polska Miedź S.A., representing 4.86 % of the share capital of the Company. Simultaneously the above number of shares grants the right to 9 719 504 votes, i.e. 4.86 % of the total number of votes.

Previously, in accordance with an announcement dated 11 May 2005, Deutsche Bank Trust Company Americas owned 10 013 016 of the shares of KGHM Polska Miedź S.A., representing 5.01% of the share capital of the Company. Simultaneously the above number of shares granted the right to 10 013 016 votes, i.e. 5.01 % of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of the shares are ordinary bearer shares. The maximum number of votes arising from all issued shares is 200 000 000.

Legal basis: art. 70 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Stanisław Kot